EXHIBIT 7.13
                                                                    ------------


EGL, INC. ENTERS INTO AGREEMENT TO SELL TO INVESTOR GROUP FOR $38.00 PER SHARE

HOUSTON, March 19, 2007 /PRNewswire-FirstCall via COMTEX News Network/ -- EGL, Inc. (Nasdaq: EAGL) ("EGL" or the "Company"), today announced it has signed a definitive merger agreement under which James R. Crane, EGL's largest shareholder, Chief Executive Officer and Chairman of the Board, together with investment funds affiliated with Centerbridge Partners, L.P. and The Woodbridge Company Limited ("Investor Group") will acquire the Company in a transaction valued at approximately $1.7 billion.

Under the terms of the agreement, EGL's shareholders will receive $38.00 in cash for each share of EGL common stock they hold. The board of directors of EGL, on the unanimous recommendation of a special committee comprised entirely of independent directors, has approved the agreement and will recommend that EGL's shareholders approve the merger.

The purchase price represents a premium of approximately 27 percent over $29.78, the closing price of EGL stock on December 29, 2006, the last trading day before an initial proposal was made to take EGL private.

Crane, who will continue as Chairman and CEO following the close of the transaction, will reinvest all of his 7,065,063 shares and has entered into a voting agreement whereby he has agreed to vote his shares in favor of the merger.

"We are proud to partner with this distinguished group of private equity firms comprised of individuals with outstanding reputations and proven records of success. The Company remains fully committed to all of its current development plans as scheduled," said James R. Crane, Chief Executive Officer of the Company. "We believe EGL is a uniquely well positioned business with its global footprint and broad suite of freight forwarding and logistics service offerings. We also look forward to partnering with Jim Crane and the senior management team to help them continue on their long and distinguished track record of leadership and success in the industry," said Steven Price, Senior Managing Director at Centerbridge.

The transaction is expected to be completed by second or third quarter of 2007, subject to receipt of shareholder approval and regulatory approvals, as well as the satisfaction of other customary closing conditions.

The transaction will be financed through a combination of equity contributed by the Investor Group, and debt financing provided by The Woodbridge Company Limited and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Corporation. There is no financing condition to the obligation of the Investor Group to consummate the transaction.

Deutsche Bank Securities Inc. is acting as financial advisor to the special committee, and has delivered a fairness opinion. Andrews Kurth LLP is acting as legal advisor to the special committee.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sagent Advisors are acting as financial advisors to the Investor Group. Weil, Gotshal and Manges LLP and Simpson Thacher & Bartlett LLP are acting as legal advisors to Jim Crane and the Investor Group. Baker Botts L.L.P. is acting as legal advisor to EGL.

Founded in 1984, Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics. EGL is a leading global transportation, supply chain management and information services company dedicated to providing superior flexibility and fewer shipping restrictions on a price competitive basis. With 2006 revenues of $3.2 billion, EGL's services include air and ocean freight forwarding, customs brokerage, local pickup and delivery service, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services. The Company's shares are traded on the NASDAQ Global Select Market under the symbol "EAGL".

Centerbridge is a $3.2 billion private investment firm focused on making private equity investments in companies with leading management teams and well positioned businesses. The limited partners of Centerbridge include a variety of institutional investors, including many of the world's most prominent university endowments, pension funds and charitable trusts. Centerbridge has a broad mandate to opportunistically invest in and foster the growth of companies in a variety of industries in which its investment professionals have extensive experience, including transportation and logistics. Centerbridge was founded in 2006 by Jeffrey Aronson and Mark Gallogly.

The Woodbridge Company Limited is the primary investment vehicle for the Thomson family. It has a controlling interest in The Thomson Corporation, a world leader in providing integrated information solutions. Based in Toronto, Canada, Woodbridge also has interests in information technology, media, real estate, publishing and a portfolio of private equity investments.

Statements included in this news release regarding the consummation of the merger, the financing of the merger, timing and effects of the merger, regulatory approvals and other statements that are not historical facts, are forward looking statements. These statements involve risks and uncertainties including, but not limited to, market conditions, availability and terms of any financing, actions by regulatory authorities, the Company's financial results and performance, consummation of financing, satisfaction of closing conditions, actions by any other bidder and other factors detailed in risk factors and elsewhere in the Company's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize (or the consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. The Company disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Merger will be Filed with the
SEC:

In connection with the proposed Merger, the Company will file a proxy statement with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. Investors and security holders may obtain a free copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC's website at http://www.sec.gov. The Company's security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, EGL, Inc., 15350 Vickery Drive, Houston, Texas 77032, telephone (218)618-3100, or from the Company's website, http://www.eaglegl.com.

The Company and its directors, executive officers and other members of its management and employees (including, without limitation, Mr. Crane) may be deemed to be participants in the solicitation of proxies from the Company's shareholders with respect to the Merger. Information about the Company's directors and executive officers and their ownership of the Company's common stock is set forth in the proxy statement for the Company's 2006 Annual Meeting of Shareholders, which was filed with the SEC on April 14, 2006. Shareholders and investors may obtain additional information regarding the interests of the Company and its directors and executive officers in the Merger, which may be different than those of the Company's shareholders generally, by reading the proxy statement and other relevant documents regarding the Merger, which will be filed with the SEC.